London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

RECEIVED

2007 SEP 20 A 6:59

OFFICE OF INTER... CORPORATE F...

BY COURIER
Elliot Staffin
Special Counsel
U.S. Securities and Exchange Commission Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA [redacted]
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

07026800

SUPPL

12 September 2007

Dear Elliot

Taylor Nelson Sofres plc (TNS)- exemption number: 082-04668
Electronic Publication Now Permitted for SEC Rule 12g3-2(b) Exemptions

This letter is supplementary to my previous letter dated 28 August and relates to approval given by the SEC in June 2007 regarding the above rule. TNS has recently launched a new website and the earlier letter specified details of the old website address.

Please accept this letter as an application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents.

TNS currently, and will continue to publish on its website, all its required home-country documents. The Company's new website address is: www.tnsglobal.com.

I should be grateful if you would confirm receipt of this letter by reply of fax or email. Please feel free to contact me if you need additional details.

Yours sincerely

Judith George
Assistant Company Secretary
Taylor Nelson Sofres plc

PROCESSED
SEP 26 2007
E
THOMSON
FINANCIAL

dlw 9/20

END

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